Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

October 27, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Katherine Bagley

Re:
Otis Gallery LLC
Post-Qualification Amendment No. 12 to Offering Statement on Form 1-A
File No. 024-10951

Ladies and Gentlemen:
Thank you for the comments of October 23, 2020 regarding Post-qualification Amendment No. 12 to the Offering Statement of Otis Gallery LLC (the “Company,” “we,” “us,” or “our”). We appreciate the opportunity to respond to your comments. For your convenience, we have restated your comments below and have provided a response to each comment in turn.
Post-qualification Amendment No. 12 to Offering Statement on Form 1-A, filed October 7, 2020
General
(1)
We note that, on the landing page of otiswealth.com, there is a pop up box with a chat function that states “If you are ready to invest with Otis, please schedule a call with our investment team.” This chat box opens almost immediately upon entering your website. Please provide us with your legal analysis of how this chat function complies with Regulation A, specifically Rules 251(d) and Rule 255.
The chat and scheduling functions are found on a pop up on otiswealth.com, the website of and operated by Otis Wealth, Inc., our manager, and are operated in compliance with Rules 251(d) and 255. The pop up has been updated to remove “if you are ready to invest” and“investment team” phrasing, which was a misnomer as the pop up is actually directed to the support staff of our manager familiar with the mechanics of the platform, but not involved in direct sales activity.
The functions of the pop up are analogous to what is commonly encountered when e-mailing or calling support, and all actions are initiated by individuals accessing the website. The overall purpose of these functions is to provide general information about the platform operated by our manager, and not to facilitate the offer or sale of securities or solicitation of interest in securities. The pop up function provides quick access to frequently asked questions and the ability to start a chat or schedule a call with an employee of our manager who can assist with the mechanics of using the mobile app and website.
With respect to Rule 251(d), no oral or written offers, solicitations of interest or sales are made using the chat function or in calls scheduled with employees of our manager. All securities-related activity is conducted through Dalmore Group, LLC (“Dalmore”) following qualification of the offering statement. All other communications are made in accordance with Rule 251(d)(1(ii)(C) and Rule 255.

With respect to Rule 255 generally, no communication pursuant to the chat function includes any determination regarding interest in a securities offering, or any solicitation or acceptance of money or other consideration. For any securities-related questions, the requester is directed to the most recent Preliminary Offering Circular. All other communications are limited to responding to general inquiries about the use and functioning of the platform.
However, with respect to Rule 255(b), the required information is included in the footer to the otiswealth.com website, of which the pop up forms a part, so the chat and scheduling functions are in compliance with Rule 255(b). Further, the information required by Rule 255(b) will be given if and when an individual schedules a call with support staff of our manager:
  No money or other consideration is being solicited, and if sent in response, will not be accepted;
  No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation of any kind, at any time before notice of its acceptance given after the qualification date;
  A person’s indication of interest involves no obligation or commitment of any kind;
  The most recent version of the Preliminary Offering Circular may be obtained at sec.gov/EDGAR by searching for “Otis Gallery LLC” or “Otis Collection LLC,” as applicable; and
  All securities-related activity is conducted by Dalmore Group, LLC, member FINRA (www.finra.org) and SIPC (www.sipc.org).
(2)
As a related matter, please explain the services to be provided by the individuals that run the chat function for Otis Wealth, including whether the individuals provide investment advice, solicit investors, or negotiate or effect transactions for the issuer, and specifically what fees are paid to the individuals in connection with their services. Please also tell us why neither Otis Wealth nor the individuals need to register as a broker-dealer.
As noted in the response to the first comment, the services are limited to providing general information about the use and functioning of the technology platform operated by our manager, and the individuals providing the services do not provide investment advice, solicit investors or negotiate or effect transactions for us. Each individual receives a salary as an employee of our manager, and is not compensated specifically with respect to the provision of these services. For the avoidance of doubt, compensation is neither tied to the substance of or participation in any such communications, nor linked to any amounts raised in the offering.
All securities-related activity is conducted by Dalmore. Specifically, neither our manager nor the individuals engage in activities related to the solicitation of interest in or offer or sale of securities. Rather, our manager and its employees operate a website and mobile-app based platform through which our securities are offered through Dalmore. The activities engaged in by our manager and its employees are no different from those undertaken by similar issuers of securities pursuant to Regulation A. As such, we believe that neither our manager nor its employees need to register as a broker-dealer.
We do not believe an amendment is appropriate as the comments relate to the website of our manager, and not the Company’s Offering Statement. Accordingly, we will, through separate correspondence, request that the U.S. Securities and Exchange Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Thursday, October 29, 2020 or as soon as practicable thereafter.
Should you have any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com.

Sincerely,

Otis Gallery LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel

cc:
Michael Karnjanaprakorn
Louis A. Bevilacqua, Esq.